August 22, 2016

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attention:  Geoff Kruczek

RE:	SEC letter dated July 19, 2016 to Cemtrex, Inc.

Dear Geoff Kruczek:

Thank you for your informative comment letter referenced above. We respectfully respond as follows.

Registration Statement on Form S-3 filed on April 12, 2016 File Number 333-210700

General

1.	Please expand your response to prior comment 1, 5, 6, and 7 to clarify how you will address those comments in the future filings.

1.	It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing. Please also state your election under Section 107(b) of that Act.

Response:	We qualify as an “emerging growth company” and will state our election under Section 107(b) of the Act in any such future filings.

Competition, page 6

5.	Please revise to clarify how you compete given the higher unit manufacturing costs noted on page 8. If your costs are higher than your competitors, but you attempt to compete by charging lower prices, please disclose here and in the disclosure required by Regulation S-K Item 303 the resulting effect on your revenues and margins.

Response:	We have reviewed and corrected the paragraph on page 8 as follows which clarifies this issue:

Many of our existing and future customers do not commit to firm production schedules. As a result, we are unable to forecast the level of customer orders with any precision. This means that it is very difficult for us to schedule production and maximize utilization of manufacturing capacity and manage inventory levels. This may adversely impact our unit manufacturing costs so that our unit manufacturing costs could become higher than our competitors resulting in lower gross profit margins.

Intellectual Property, page 6

6.	Please reconcile your statement in the third paragraph on page 6 indicating that you rely on a combination of trade secrets and know-how to protect your intellectual property with your statements in the third paragraph on page 10 suggesting that you own patents.

Response:	We do not have any patents and hence have removed this word on page 10 and shall follow through in future filings with the same language.

Cemtrex Inc. ● 19 Engineers Lane ● Farmingdale, NY USA ● 11735 ● Tel:631.756.9116 Fax: 631.420.4985 ● www.cemtrex.com ● info@cemtrex.com

Government Regulation, page 7

7.	Given your disclosure in the fourth sentence of the second paragraph on page 7 that there is a “clear risk” that you are not currently in compliance with regulations, please tell us the factual basis supporting your opinion stated in the same paragraph that you are in material compliance with all regulations to which you are subject.

Response:	We have revised the paragraph on page 7 as follows to correctly reflect the risk factor and would follow the same language in any future filings.

Our operations are subject to certain ever changing and unpredictable foreign, federal, state and local regulatory requirements relating to, among others, environmental, waste management, labor and health and safety matters. We believe that our business is operated in material compliance with all such regulations. However we have not obtained and have no plans to obtain an independent, third-party evaluation of our compliance with any of these regulatory requirements. There may be a risk that we are not currently in compliance with these regulatory requirements and that we may face significant fines and other civil penalties resulting in higher expenses and the potential for losses and a decline in our cash flow thereby.

2.	Please expand your response to prior comment 3 to clarify how you intend to address the “additional issues raised under item 3”

3.             Additional issues raised under item 3:

Form 8-K dated December 17, 2015 – Apparently, item filed in 8.01 should have been filed in 2.01. Please advise if we should file and amended 8-K to reflect this change.

Response:	We are filing an amendment to our 8K to rectify this issue.

Form 8-K/A Filed on April 15, 2015 – This should have been filed on form 8-K and not 8K/A. Please advise how to rectify this issue.

Response:	We are filing an amendment to our 8K to rectify this issue.

3.	Please respond to that portion of prior comment 9 that asks that you tell us whether you are a controlled company under the exchange rules, and, if so, your analysis of whether that status creates material risks. Please also clarify the exchange listing rules available.

9.	Given your disclosure on page 13 regarding the concentration of ownership and control, please tell us whether you will be a controlled company under exchange listing rules and, if so, your analysis of whether that status creates material risks. Ensure your disclosure includes the exchange listing rules available to controlled companies and on which you intend to rely.

Response:	The Company is a controlled company under NASDAQ Exchange Rule 5615. The material risk associated with this issue has been already described in our 10K on page 11 and is further listed below here:

Our principal shareholders have significant influence over our Company which could make it impossible for the public stockholders to influence the affairs of the Company. Approximately 52.0% of our outstanding common stock along with 1,000,000 shares of series A preferred shares are beneficially owned by combination of Aron Govil, the Company’s Executive Director, and Saagar Govil the Company’s CEO, as a result of this common stock & ownership and the Series A preferred stock ownership by Mr. Aron Govil, the Company’s management controls and will control in the future, substantially all matters requiring approval by the stockholders of the Company, including the election of all directors and approval of significant corporate transactions. This makes it impossible for the public stockholders to influence the affairs of the Company.

Cemtrex Inc. ● 19 Engineers Lane ● Farmingdale, NY USA ● 11735 ● Tel:631.756.9116 Fax: 631.420.4985 ● www.cemtrex.com ● info@cemtrex.com

Item 5. Market for Registrant’s Common Equity . . ., page 13

4.	Please respond to that portion of prior comment 22 that asks you to clarify whether and how your shareholders were solicited to approve this “Shareholder resolution” in a manner consistent with Regulation 14A of the Exchange Act or whether and how you complied with Regulation 14C of the Exchange Act.

22.	Please refer to the fourth paragraph, where you discuss the reverse stock split. In the Form 8-K/A you filed in April 2015, you refer to the approval of a “Shareholder Resolution” that permitted your board to implement the reverse stock split. You also provide disclosure under Item 5.07 to Form 8-K. Please clarify the reference to “Shareholder Resolution.” Include in your response whether and how your shareholders were solicited to approve this resolution in a manner consistent with Regulation 14A of the Exchange Act.

Response:	Since at the time, Aron Govil and Saagar Govil owned more than 60% of the outstanding shares of the Company common stock a quorum and majority of shareholders approval was available to take the appropriate action. A subsequent Notice was mailed to shareholders in compliance with Regulation 14C of the Exchange Act.

5.	We note your response to prior comment 23; however, it is unclear form your response and disclosure what impact in price and/or volume had on your revenues for the periods presented and the reasons underlying that change. Please expand your response and revise future filings.

Management’s Discussion and Analysis, page 14

Results of Operations, page 15

23.	We note that your total revenue increased by 19% for the year ended September 30, 2015 as compared to the year ended September 30, 2014. When individual line items disclosed in your statements of operations significantly fluctuate in comparison to the comparable prior period, please quantify and disclose the nature of each item that caused the significant change. For example, please quantify each material factor, such as price changes and/or volume changes, separately disclose the effect on operations attributable to each factor causing the aggregate change from year to year and disclose the nature of or reason for each factor causing the aggregate change. With your revised disclosure please also discuss and quantify the underlying material causes of the factors described as well as the known or expected future impact of any referenced factors on other components of your operating results. Refer to Item 303(a)(3) and Instruction 4 to Item 303(a) of Regulation S-K.

Response:	As stated in our previous response, the increase in revenue is due to increased orders received during that period. The increase in revenue has no bearing on our prices but more so on the purchasing plans of our customers.

Consolidated Financial Statements

General

6.	Please revise future filings to provided entity wide disclosures required by ASC 280-10-50-38 through 41. Please also consider the requirement of Item 101(d)(1)-(2) of Regulation S-K as it relates to your business disclosure.

Response:	We will comply and make the necessary disclosure on future filings.

Note 14. Income Tax Provision, page F-21

Cemtrex Inc. ● 19 Engineers Lane ● Farmingdale, NY USA ● 11735 ● Tel:631.756.9116 Fax: 631.420.4985 ● www.cemtrex.com ● info@cemtrex.com

7.	Please revise future filings to provide disclosure of the components of income (loss) before income tax expense (benefit) as either domestic or foreign, as required by Rule 4- 08(h) of Regulation S-X.

Response:	We will make the necessary disclosure in future filings.

8.	We note that the permanent differences in the reconciliation on page F-22 have a significant impact on your effective tax rate. Please explain to us the nature of these permanent differences and revise future filings to separately disclose and discuss each of the differences.

Response:	The permanent differences result from tax rate differential on foreign earnings. We shall separately disclose each item in future filings.

9.	Please revise future filings to include the disclosures required by ASC 740-30-50, including the amount of undistributed earnings of your foreign subsidiaries that are considered indefinitely reinvested.

Response:	We will make the necessary disclosure in future filings.

Definitive Proxy Statement Filed February 8, 2016

Election of Directors, page 6

10.	Please note that the time period specified in Regulation S-K Item 401(f) is ten years, not two years, as referenced in your response to prior comment 28. Accordingly, please tell us whether any of your directors or officers has been affiliated with a company that has filed for bankruptcy or state insolvency during the past ten years and, if so, whether that event is material to an evaluation of the ability or integrity of that director or officer. Please also ensure that future filings are consistent with this Item.

Response:	None of our Directors have been affiliated with a company that has filed for bankruptcy or state insolvency during the past ten years. We will ensure that future filings are consistent with this Item.

Compensation Committee, page 8

11.	We note your response to prior comment 29. In future filings please provide the disclosure required by Regulation S-K Item 407(e)(l) or advise us as to the basis upon which you rely in not including such disclosure.

Response:	In future filings we will make the necessary dsclosre required by Regulation S-K item 407(e)(1).

Form 10-Q for the Fiscal Quarter Ended March 31, 2016

Management’s Discussion and Analysis, page 13

Results of Operations, page 14

12.	Please clarify the reason for the “postponement of the execution of in-house orders” during this quarter.

Response:	The postponement was due to some customers putting a hold on taking delivery of certain shipments due to their own internal production issues.

Cemtrex Inc. ● 19 Engineers Lane ● Farmingdale, NY USA ● 11735 ● Tel:631.756.9116 Fax: 631.420.4985 ● www.cemtrex.com ● info@cemtrex.com

Further, please note the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your attention to this matter.

Sincerely,

/s/ Saagar Govil

Saagar Govil

President & Chief Executive Officer

Cemtrex, Inc.

Cemtrex Inc. ● 19 Engineers Lane ● Farmingdale, NY USA ● 11735 ● Tel:631.756.9116 Fax: 631.420.4985 ● www.cemtrex.com ● info@cemtrex.com